UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sunstone Hotel Investors, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

867892 10 1 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867892 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SGP/SHO Hotel Trust, 04-7018034
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 4,044,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 4,044,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,044,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 867892 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SGP/SHO Intermediate Trust, 04-7018032
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 4,044,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 4,044,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,044,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 867892 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GIC Real Estate, Inc., 13-3272505
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 4,044,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 4,044,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,044,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 867892 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Government of Singapore Investment Corporation (Realty) Pte Ltd, 98-0434769
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 4,044,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 4,044,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,044,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 867892 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GIC Real Estate Pte Ltd, none
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 4,044,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 4,044,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,044,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 867892 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Government Of Singapore Investment Corporation Pte Ltd, none
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 4,044,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 4,044,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,044,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 867892 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Government of Singapore, none
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 4,044,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 4,044,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,044,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) OO

Item 1.	(a)	Name of Issuer: Sunstone Hotel Investors, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 903 Calle Amanecer, Suite 100 San Clemente, CA 92673

Item 2.	(a)

Name of Person Filing:

(i)     SGP/SHO Hotel Trust

(ii)    SGP/SHO Intermediate Trust

(iii)  GIC Real Estate, Inc.

(iv)   Government of Singapore Investment Corporation (Realty) Pte Ltd

(v)    GIC Real Estate Pte Ltd

(vi)   Government of Singapore Investment Corporation Pte Ltd

(vii) Government of Singapore

(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office for each of the reporting persons is:

c/o Government of Singapore Investment Corporation (Realty) Pte Ltd

168 Robinson Road, #37-01 Capital Tower

Singapore 068912

	(c)	Citizenship: See Item 4 of each cover page.

	(d)	Title of Class of Securities: Common stock, $0.01 par value

	(e)	CUSIP Number: 867892 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The aggregate number of securities and percentage of class of securities of the Issuer beneficially owned by each reporting person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class	Power to Vote		Power to Dispose
			Sole(1)	Shared(1)	Sole(1)	Shared(1)
SGP/SHO Hotel Trust	4,044,000	8.4%	0	4,044,000	0	4,044,000
SGP/SHO Intermediate Trust	4,044,000	8.4%	0	4,044,000	0	4,044,000
GIC Real Estate, Inc.	4,044,000	8.4%	0	4,044,000	0	4,044,000
Government of Singapore Investment Corporation (Realty) Pte Ltd	4,044,000	8.4%	0	4,044,000	0	4,044,000
GIC Real Estate Pte Ltd	4,044,000	8.4%	0	4,044,000	0	4,044,000
Government of Singapore Investment Corporation Pte Ltd	4,044,000	8.4%	0	4,044,000	0	4,044,000
Government of Singapore	4,044,000	8.4%	0	4,044,000	0	4,044,000
Total (all reporting persons) (2)	4,044,000	8.4%	0	4,044,000	0	4,044,000

(1)	The shares are held directly by SGP/SHO Hotel Trust. SGP/SHO Hotel Trust shares power to vote and power to dispose of the 4,044,000 shares beneficially owned by it with SGP/SHO Intermediate Trust, shares power to vote and dispose of the 4,044,000 shares beneficially owned by it with GIC Real Estate, Inc., shares power to vote and dispose of the 4,044,000 shares beneficially owned by it with Government of Singapore Investment Corporation (Realty) Pte Ltd, shares power to vote and dispose of the 4,044,000 shares beneficially owned by it with GIC Real Estate Pte Ltd, shares power to vote and dispose of the 4,044,000 shares beneficially owned by it with Government of Singapore Investment Corporation Pte Ltd and shares power to vote and dispose of the 4,044,000 shares beneficially owned by it with the Government of Singapore.
(2)	The reporting persons disclaim membership in a group.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2006
Date

SGP/SHO Hotel Trust

By:	GIC Real Estate, Inc.
Its:	Administrative Trustee

By:	/s/ Peter Stanford
Name:	Peter Stanford
Title:	Senior Vice President

SGP/SHO Intermediate Trust

By:	GIC Real Estate, Inc.
Its:	Administrative Trustee

By:	/s/ Peter Stanford
Name:	Peter Stanford
Title:	Senior Vice President

GIC Real Estate, Inc.

By:	/s/ Peter Stanford
Name:	Peter Stanford
Title:	Senior Vice President

Government of Singapore Investment Corporation (Realty) Pte Ltd

By:	/s/ Deanna Ong Aun Nee
Name:	Deanna Ong Aun Nee
Title:	Director

GIC Real Estate Pte Ltd

By:	/s/ Deanna Ong Aun Nee
Name:	Deanna Ong Aun Nee
Title:	Company Secretary

Government of Singapore Investment Corporation Pte Ltd

By:	/s/ Deanna Ong Aun Nee
Name:	Deanna Ong Aun Nee
Title:	Authorized Signatory

Government of Singapore Investment Corporation Pte Ltd

By:	/s/ Lim Yoke Peng
Name:	Lim Yoke Peng
Title:	Authorized Signatory

Government of Singapore

By:	/s/ Deanna Ong Aun Nee
Name:	Deanna Ong Aun Nee
Title:	Authorized Signatory

Government of Singapore

By:	/s/ Lim Yoke Peng
Name:	Lim Yoke Peng
Title:	Authorized Signatory